Exhibit 99.1

June 26, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Agreement to acquire Nicotinell® and related brands

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), as amended, we wish to inform that the wholly-owned subsidiary of the Company, namely, Dr. Reddy’s Laboratories SA, Switzerland has entered into a definitive agreement with Haleon plc and its associate companies (“Haleon Group”) to acquire Nicotinell® and related brands by way of acquisition of all of the quotas of Northstar Switzerland SARL (“Northstar Switzerland”) incorporated in Switzerland having registration no. CHE-221.039.836 owned by the Haleon Group with step-down subsidiaries in the United Kingdom and Sweden. Consequently, the said companies will be step-down wholly owned subsidiaries of the Company.

A copy of the Press release is annexed herewith.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above acquisition is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer, and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing

Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover, etc.

Dr. Reddy’s Laboratories SA, Switzerland, a wholly owned subsidiary of the Company, has entered into a definitive agreement with Haleon plc and its associate companies (“Haleon Group”) to acquire consumer healthcare brands in the Nicotine Replacement Therapy (“NRT”) category, outside the United States.

Dr. Reddy’s Laboratories SA will acquire all of the quotas of Northstar Switzerland SARL (“Northstar Switzerland”) incorporated in Switzerland having registration no. CHE-221.039.836, a Haleon group company. The intellectual property, business contracts, dossiers and other assets related to the portfolio being acquired will reside in Northstar Switzerland and/or its fully owned step-down subsidiaries North Star OpCo Limited and North Star Sweden AB (which shall have a branch located in Norway called North Star Sweden Branch NUF) to be incorporated in England and Wales and Sweden, respectively.

The total revenue of the portfolio being acquired had net revenues of approx. GBP 217 million in CY 2023.

Northstar Switzerland is newly incorporated, therefore, the turnover of this company is nil.

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”	The acquisition is not a related party transaction and promoter/ promoter group/ group companies have no interest in the Haleon group or the target entities.
3	Industry to which the entity being acquired belongs	Consumer healthcare

4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

Apart from growing its core business of generic pharmaceuticals, Dr. Reddy’s has been investing in the areas of access to novel molecules, consumer healthcare and digital therapeutics as additional levers for business growth.

NRT is recommended by the ‘World Health Organization Model List of Essential Medicines’ for nicotine use disorders.

The acquisition will enable the Company to gain access to a global OTC anchor brand and is seen as a potential vehicle to build the Company’s global consumer healthcare OTC business.

5	Brief details of any governmental or regulatory approvals required for the acquisition	The closing of the transaction is subject to satisfactory completion of customary closing conditions including the applicable waiting periods under applicable merger control.
6	Indicative time period for completion of the acquisition	The transaction is expected to close by early Q4 of calendar year 2024.
7	Nature of consideration- whether cash consideration or share swap and details of the same	Dr. Reddy’s Laboratories SA will pay an upfront cash consideration of GBP 458 million and additional performance-based contingent cash payments of up to GBP 42 million in CY 2025 and CY 2026.
8	Cost of acquisition or the price at which the shares are acquired
9	Percentage of shareholding/ control acquired and/ or number of shares acquired	The Company will acquire 100% shareholding in Northstar Switzerland which in turn will have 100% shareholding in its step-down subsidiaries.
10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

The product portfolio being acquired has revenues of approx. GBP 217 million, GBP 200 million and GBP 201 million in CY 2023, CY 2022 and CY 2021, respectively.

Northstar Switzerland is newly incorporated, therefore, the turnover of this company is nil.

Prior to completion of the transaction, Haleon Group will transfer assets related to the NRT portfolio into Northstar Switzerland and/or its fully-owned step-down subsidiaries. As described above, the Company will own 100% shareholding in Northstar Switzerland on the completion of the transaction.

The products are sold in ~31 countries. The top 12 countries are UK, France, Sweden, Denmark, Finland, Norway, Australia, New Zealand, Canada, Japan, Germany and Netherlands, which amounted to ~80% of revenues in CY 2023.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	RICHA PERIWAL	USHA IYER
Hyderabad - 500034. Telangana, India.	richaperiwal@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy’s to acquire Nicotinell and related portfolio in significant step towards building global consumer healthcare business

•	Portfolio to be acquired consists of global NRT brand Nicotinell and its local market-leading brand names Nicabate, Habitrol and Thrive in markets outside of the United States
•	Acquisition seen as ideal anchor to continue to build the company’s global consumer healthcare OTC business
•	In recent years, Dr. Reddy’s has increased its presence in consumer healthcare (nutrition and OTC wellness) in markets around the world, including a recent joint venture with Nestlé India

Hyderabad India; June 26, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), a global pharmaceutical company, today announced that its subsidiary Dr. Reddy's Laboratories SA has signed a definitive agreement with Haleon plc (LSE/NYSE: HLN; “Haleon”), a leading consumer healthcare company, for purchase of shares of Northstar Switzerland SARL, a Haleon group company, to acquire Haleon’s global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy (“NRT”) category outside of the United States. The portfolio to be acquired consists of Nicotinell, a global leader in the NRT category with an extensive footprint in over 30 countries spanning Europe, Asia including Japan, and Latin America, and local market-leading brand names of the product – Nicabate in Australia, Thrive in Canada, and Habitrol in New Zealand and Canada. The proposed acquisition will be inclusive of all formats such as lozenge, patch, gum as well as pipeline products, in all applicable global markets outside of the United States.

Nicotinell is the second biggest brand globally (excluding the United States) in the NRT category. It holds the first or second position in 14 of the top 17 global markets, with the lozenge/mini lozenge format holding top position globally1. Nicotinell ranks among the top 15 biggest brands among all OTC brands in Europe (excluding Russia, Italy), and ranks 32 among all OTC global brands (excluding the U.S.)2. In CY’23, the portfolio generated approximately GBP 217 million in revenue.

Dr. Reddy’s will acquire the share capital of Northstar Switzerland SARL for a total consideration of GBP 500 million with an upfront cash payment of GBP 458 million and performance-based contingent payments of up to GBP 42 million, payable in 2025 and 2026. The closing of the transaction is subject to satisfactory completion of customary conditions to closing, including regulatory approvals. The transaction is expected to close in early Q4 of calendar year 2024.

[1]	Based on 2022 Retail Sales Value
[2]	Nicholas Hall DB6 database 2023 (definition of global brands – sold in at least 5 countries / 2 regions)

Upon closing of the transaction, Dr. Reddy’s will acquire the NRT business in all countries outside of the United States. However, operations will transition to Dr. Reddy’s in a phased approach to ensure successful integration of the business.

Tobacco use causes eight million deaths every year from health consequences such as cardiovascular diseases, lung disorders, cancers, diabetes, and many other debilitating diseases. According to the World Health Organization (“WHO”), of the 1.3 billion tobacco users globally, as many as 60% have expressed the desire to quit; however only 30% have access to the tools to help them to do so successfully. Safe and effective medical treatments to help individuals quit tobacco are available, but not always sufficiently available or accessible3.

NRT is recommended by the ‘World Health Organization Model List of Essential Medicines’ for nicotine use disorders4. NRT also played a key role in the WHO’s ‘Access Initiative for Quitting Tobacco’ launched in 2020 to help tobacco users quit to reduce the risk of severe outcomes from COVID-19 infection5.

In line with its stated strategic intention, Dr. Reddy’s continues to focus on its core business of generics, branded generics, Active Pharmaceutical Ingredients (API), over-the-counter (OTC) products, and biosimilars. Alongside this, the company has been investing in growth drivers of the future in three areas – access to novel molecules (NCEs, NBEs, CAR-T); digital therapeutics (wearables, apps); and consumer healthcare (including nutrition and OTC wellness products). As part of its consumer healthcare OTC business in the United States, Dr. Reddy’s has in recent years acquired several well-known brands such as the NRT brand Habitrol®, pain-relief brand Doan’s®, women’s health products such as Premama® for fertility and parenthood, and the MenoLabs® portfolio for menopause. In India, Dr. Reddy’s has a portfolio of OTC products in the hydration, cough-cold-allergy, and skin care categories. The recent announcement of a joint venture with Nestlé India to bring the well-known global range of nutritional health solutions as well as vitamin, minerals, herbals and supplements of Nestlé Health Science (NHSc) to India, is another significant move to strengthen its nutrition and OTC business in India. In Emerging Markets, Dr. Reddy’s has a long-established and sizeable OTC business with market-leading products in the allergy, pain relief, gastro-intestinal and women’s health categories in Russia & CIS, South Africa, Asia, Latin America & the Caribbean. Earlier this year, Dr. Reddy’s entered the UK consumer health market with the launch of the allergy medication Histallay. With increasing presence in consumer health and OTC in global markets, the company has been strengthening its capabilities in brand-building, marketing, digital and analytics, including exploring e-commerce partnerships. The latest proposed acquisition of Nicotinell and related portfolio gives Dr. Reddy’s a strong footprint in Europe as well as other global markets, complementing and building on its existing global presence and capabilities.

[3]	https://www.who.int/news/item/05-11-2021-two-new-tobacco-cessation-medicines-added-to-the-who-essential-medicines-list#:~:text=On%201%20October%202021%2C%20the,wish%20to%20stop%20using%20tobacco.
[4]	WHO Model List of Essential Medicines 2023 - https://www.who.int/publications/i/item/WHO-MHP-HPS-EML-2023.02
[5]	https://www.who.int/news/item/10-07-2020-who-and-partners-to-help-more-than-1-billion-people-quit-tobacco-to-reduce-risk-of-covid-19#:~:text=The%20project%20gives%20people%20free,personalized%20plan%20to%20quit%20tobacco

Erez Israeli, Chief Executive Officer of Dr. Reddy’s, said: “We see the acquisition of this global portfolio of consumer healthcare products led by the global brand Nicotinell as a logical extension of our efforts in consumer healthcare OTC in recent years, and of our purpose of ‘Good Health Can’t Wait’. We have been steadily building our OTC presence in various markets and investing in our capabilities. As a business, consumer healthcare is a growing and sustainable business with favourable long-term trends. The business to be acquired from Haleon has maintained steady sales and strong profitability over the years. The portfolio is attractive for its customer loyalty, its global nature, and the access it provides to key customers. We believe we can unlock more value, grow the portfolio further, and increase consumer access around the world to these global brands. Given these advantages, it is the ideal anchor around which to build a larger global OTC platform.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

About Haleon: Haleon (LSE /NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories – Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands – such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum – are built on trusted science, innovation and deep human understanding. For more information, please visit www.haleon.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2024. The company assumes no obligation to update any information contained herein.